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                                                                    EXHIBIT (12)

                          CONSUMERS ENERGY CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES
                             (MILLIONS OF DOLLARS)

                                                THREE MONTHS
                                                   ENDED
                                                  MARCH 31               YEAR ENDED DECEMBER 31
                                                ------------    -----------------------------------------
                                                2001    2000    2000    1999    1998         1997    1996
                                                ----    ----    ----    ----    ----         ----    ----
Earnings as defined:
  Net income................................    $107    $ 94    $304    $340    $349(b)      $321    $296
                                                ----    ----    ----    ----    ----         ----    ----
  Net income (loss) after preferred
     dividends and distributions............    $ 98    $ 85    $268    $313    $312(b)      $284    $260
  Income taxes..............................    $ 61    $ 53    $148     172     158          152     150
  Exclude equity basis subsidiaries.........     (14)     (9)    (57)    (50)    (50)         (49)    (42)
  Distributed income of equity investees....      --       1      10      10      12
  Fixed charges as defined, adjusted to
     exclude capitalized interest of $1 and
     $0 million for the three months ended
     March 31, 2001 and 2000 respectively
     and $2, $0, $1, $1 and $2 million for
     the years ended December 31, 2000,
     1999, 1998, 1997 and 1996,
     respectively...........................      50      45     194     192     185          182     175
                                                ----    ----    ----    ----    ----         ----    ----
       Earnings as defined..................    $204    $184    $599    $664    $654         $606    $579
                                                ====    ====    ====    ====    ====         ====    ====
Fixed charges as defined:
  Interest on long-term debt................    $ 38      34    $141    $140    $138         $138    $139
  Estimated interest portion of lease
     rental.................................       3       3      11      11      10            9       9
  Other interest charges....................      10       8      44      41      38           36      29
                                                ----    ----    ----    ----    ----         ----    ----
       Fixed charges as defined.............    $ 51    $ 45    $196    $192    $186         $183    $177
                                                ====    ====    ====    ====    ====         ====    ====
Ratio of earnings to:(a)
  Fixed charges(a)..........................    4.00    4.09    3.06    3.46    3.16(c)      3.31    3.27
  Fixed charges & preferred dividends.......    3.40    3.41    2.57    2.99    2.52(d)      2.61    2.54

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NOTES:

(a) For purposes of computing the ratio, earnings represent net income before income taxes, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from minority interests of equity investees. Earnings for the ratio of earnings to fixed charges and preferred stock dividends also includes the amount required to pay distributions on preferred securities and the amount of pretax earnings required to pay the distributions on outstanding preferred stock.

(b) Includes a pre-tax $66 million increase due to a one-time change in method of accounting for property taxes.

(c) Excludes a cumulative effect of change-in-accounting, after-tax gain of $43 million; if included, ratio would be 3.52.

(d) Excludes a cumulative effect of change-in-accounting, after-tax gain of $43 million; if included, ratio would be 2.81.